SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ---------
                                   FORM 6-K
                                   ---------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 24, 2001



                                 CNOOC Limited
                -----------------------------------------------
                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   ----------------------------------------
                   (Address of principal executive offices)







     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



              Form 20-F   X                Form 40-F
                          ---------                    ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


              Yes                          No           X
                          ---------                    ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------



      CNOOC Limited to Become Hang Seng Index Constituent in Record Time

        Third consecutive inclusion in key international market indices


(Hong Kong, July 23, 2001) -CNOOC Limited (SEHK: 883, NYSE: CEO) ("the Company") welcomes the Hang Seng Services' announcement today that the Company has been included as a constituent company to the Hang Seng Index, effective from July 31, 2001. This is the third in a row that the Company is being enlisted as a constituent company of key international market indices after the inclusion in Morgan Stanley Capital Index ("MSCI") and the Hang Seng China Composite Index ("HSCCI") in May and June earlier this year, and marks the shortest time for any constituent companies to be included in the Hang Seng Index.

"Even though the Company was listed in New York and Hong Kong for just over four months, the Company's investment thesis and management quality are not new to the market," said Mr. Wei Liucheng, Chairman and CEO of the Company. "The management has consistently focused on the fundamentals and the delivery of promises made to the market, and we will remain committed to our business goals and strategies."

CNOOC Limited will be the only company representing the oil and gas sector among the 33 Hang Seng Index constituents, and the natural gas it supplies to Hong Kong now generates a quarter of the electricity consumed in Hong Kong.

"Since CNOOC Limited's dual listing in February this year, the Company's share has performed well, and the capital market has warmly embraced the story," commented Mr. Fu Chengyu, COO and President of the Company. "This reflects the confidence and positive sentiment placed in the Company's fundamentals by investors. Although the inclusion is a reflection of the market reality, the record speed for the Company to be included is a sign of market's high expectation for us to truly establish ourselves as a `blue chip'."

The Company's market capitalization is among the top 30% of the Hang Seng Index constituent companies and has increased from HK$45 billion to HK$62 billion in the four-month period since its dual listing in February.

Notes to Editors:
CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and other services for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

This press release was distributed on behalf of CNOOC Limited by Ketchum Newscan in Hong Kong.


For further enquiries, please contact:

------------------------------------- ---------------------------------------
Mr. Xiao Zongwei                         Ms Anne Lui / Mr Henry Chua
CNOOC Limited                            Ketchum Newscan
CNOOC Plaza                              Tel : +852 3141 8016 / 852 3141 8082
No. 6,  Dong Zhi Men Wai Xiao Jie,       Fax: +852 2510 8199
Beijing, 100027                          E-mail: anne.lui@knprhk.com
                                                 -------------------
People's Republic of China                       henry.chua@knprhk.com
                                                 ---------------------
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
------------------------------------- ---------------------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name: Cao Yunshi
                                              Title:  Company Secretary

Dated: July 23, 2001